UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-40212

Connect Biopharma Holdings Limited
(Translation of registrant's name into English)

12265 El Camino Real, Suite 350
San Diego, CA 92130, USA
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On December 12, 2023, Connect Biopharma Holdings Limited (the “Company”) announced positive topline results from the global Phase 2b trial evaluating rademikibart efficacy and safety in adult patients with moderate-to-severe persistent asthma.

This Phase 2b trial was a global, multicenter, randomized, double-blind, placebo-controlled study conducted in 79 sites in the United States, Poland, Hungary, China and South Korea with 322 patients randomized 1:1:1 to rademikibart 150 mg every two weeks (Q2W) with a loading dose of 600 mg (n=106), rademikibart 300 mg Q2W with a loading dose of 600 mg (n=108) and placebo (n=108). Two-thirds of the randomized patients were treated in the United States.

The trial met its primary endpoint of absolute change from baseline in pre-bronchodilator (BD) forced expiratory volume over one second (FEV1) showing that at Week 12, lung function significantly improved over placebo with both rademikibart doses (see table below). The significant improvements seen compared to placebo with both rademikibart 150 mg and 300 mg started as early as Week 1 (p < 0.001 for both) and were sustained through 24 weeks of treatment (p = 0.001 and p < 0.001, respectively). A predefined exploratory analysis showed further improvement in lung function was achieved in patients with eosinophil levels of ≥ 300 cells/µl (see table below).

	Full Analysis Set (primary endpoint)			Patients with baseline Eosinophils ≥ 300 cells/µL (exploratory endpoint)
	Placebo (n=96)	Rademikibart Q2W		Placebo (n=37)	Rademikibart Q2W
		150 mg (n=96)	300 mg (n=86)		150 mg (n=33)	300 mg (n=41)
LS Mean Change from Baseline in pre-BD FEV1 at Week 12	95 mL	235 mL	283 mL	-8 mL	235 mL	320 mL
Difference in LS Means		140 mL (p = 0.005)	189 mL (p < 0.001)		243 mL (p < 0.001)	328 mL (p < 0.001)

Strong and significant improvement in asthma control was also observed. The absolute placebo-adjusted changes from baseline in the Asthma Control Questionnaire (ACQ) score at Week 24 were -0.44 (p < 0.001) in the rademikibart 150 mg group and -0.33 (p < 0.01) in the rademikibart 300 mg group. Improvement was evident as early as Week 1 and statistically significant starting at Week 2 through Week 24 for both doses of rademikibart.

Although the study was not powered to detect differences in exacerbations, treatment with rademikibart showed strong trends toward reduced exacerbations with more than half of all exacerbations during the 24-week study occurring in the placebo group (25 exacerbations vs. 11 and 13 in patients receiving rademikibart 150 mg and 300 mg, respectively). Additionally, there were strong trends toward prolonging the time to first exacerbation in both rademikibart groups compared to placebo.

Treatment with 150 mg and 300 mg Q2W of rademikibart was generally well tolerated. Treatment emergent adverse events (TEAEs) (≥ 5% of subjects) were relatively similar across groups, with the most common TEAEs being COVID-19, cough, dyspnea, and wheezing. Of note, this trial was started during the worldwide COVID-19 pandemic and COVID-19 adverse events were noted across all treatment groups. No new safety signals were observed.

The Company plans to schedule an End of Phase 2 (EoP2) meeting with the U.S. Food and Drug Administration to discuss rademikibart’s Phase 3 regulatory path. Additionally, the Company plans to submit detailed results from this study for presentation at a future medical congress.

The information in the paragraphs above under “Information Contained in this Report on Form 6-K” in this Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (File No. 333-264340) and Form S-8 (File Nos. 333-254254 and 333-266006) ofthe Company, filed with the Securities and Exchange Commission (the “SEC”), and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

On December 12, 2023, the Company issued the press release attached hereto as Exhibit 99.1. The furnishing of the attached press releases is not an admission as to the materiality of any information therein. The information contained in the press releases is summary information that is intended to be considered in the context of more complete information included in the Company’s filings with the SEC and other public announcements that the Company has made and may make from time to time. The Company undertakes no duty or obligation to update or revise the information contained in this report, although it may do so from time to time as its management believes is appropriate. Any such updating may be made through the filing or furnishing of other reports or documents with the SEC or through other public disclosures.

Forward-Looking Statements

The Company cautions that statements included in this report that are not a description of historical facts are forward-looking statements. Words such as “may,” “could,” “will,” “would,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “intend,” “predict,” “seek,” “contemplate,” “look forward,” “potential,” “continue” or “project” or the negative of these terms or other comparable terminology are intended to identify forward-looking statements. These statements include the Company’s plans to advance the development of its product candidates, the timing of achieving any development or regulatory milestones or reporting data or whether such milestones or data will be achieved or generated, including whether any new drug application will be submitted or accepted and the timing thereof, and the potential of such product candidates, including to achieve any benefit, improvement, differentiation, trend or profile or any product approval or be effective. The inclusion of forward-looking statements should not be regarded as a representation by the Company that any of its plans will be achieved. Actual data may differ materially from those set forth in this report due to the risks and uncertainties inherent in the Company’s business and other risks described in the Company’s filings with the Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F filed with the SEC on April 11, 2023, and its other reports. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof, and the Company undertakes no obligation to revise or update this report to reflect events or circumstances after the date hereof. Further information regarding these and other risks is included in the Company’s filings with the SEC which are available from the SEC’s website (www.sec.gov) and on the Company’s website (www.connectbiopharm.com) under the heading “Investors.” All forward-looking statements are qualified in their entirety by this cautionary statement. This caution is made under the safe harbor provisions of Section 21E of the Private Securities Litigation Reform Act of 1995.

Exhibit Index

Exhibit No.	Description

99.1	Press Release issued on December 12, 2023: Connect Biopharma Announces Positive Rademikibart Global Phase 2b Topline Results in Adult Patients with Moderate-to-Severe Persistent Asthma

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 12, 2023
CONNECT BIOPHARMA HOLDINGS LIMITED
	By	/s/ Steven Chan
		Name:	Steven Chan
		Title:	Chief Financial Officer